UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            THE PENN TRAFFIC COMPANY
                            ------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   707832200
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

CUSIP No. 707832200                                            Page 2 of 5 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  9,032,768
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    9,032,768
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            45.02%

14       Type of Reporting Person (See Instructions)

                  OO; IA

CUSIP No. 707832200                                            Page 3 of 5 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  9,032,768
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,032,768
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            45.02%

14       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 4 of 5 Pages


                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of The Penn Traffic Company (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated August 9, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Soros Fund Management LLC ("SFM LLC"); and

                  (ii)     George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of Quantum Partners and Quota.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.  Interest in Securities of the Issuer

         (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 9,032,768 Shares (approximately 45.02% of the total number of Shares outstanding). This number consists of A) 7,854,032 Shares held for the account of Quantum Partners and B) 1,178,736 Shares held for the account of Quota.

         (b) Each of SFM LLC and Mr. Soros may be deemed to have the sole power to direct the voting and disposition of A) 7,854,032 Shares held for the account of Quantum Partners and B) 1,178,736 Shares held for the account of Quota.

         (c) There have been no transactions effected with respect to the Shares since November 1, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) (i) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partnes.

                  (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

         (e)      Not applicable.

                                                               Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 31, 2002                     SOROS FUND MANAGEMENT LLC

                                            By:     /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Assistant General Counsel


                                            GEORGE SOROS

                                            By:     /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact